JEFFREY G. KLEIN, P.A.
                      2600 NORTH MILITARY TRAIL, SUITE 270
                            BOCA RATON, FLORIDA 33431

Telephone:  (561)997-9920                               Telefax:   (561)241-4943

December 15, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:      Cybrdi, Inc.
FILE NO. 000-09081

Dear Mr. Rosenberg:

         Please be advised that the Company's internal accountant and auditor have completed their review of the Company's financial statements for the period ended March 31, 2006 and June 30, 2006. I intend to prepare an amended Form 10-QSB and Form 10-QSB and submit for edgarization on Monday. Once edgarized, it must be forwarded to China for approval. Given the time differences between here and China, and assuming that the Company's Chairman approves the filing, I anticipate filing these forms no later than Thursday of next week. The Company's chairman has already reviewed drafts of the financial statements and I would not anticipate further comments from him.

         It is also my understanding that the accounting work for the amended Form 10-k has been completed. I intend to review this work and complete the annual report next week. Once the Company, legal counsel and the auditors are in agreement with the amended Form 10-k, it will be edgarized and sent to China and the auditors for their approval. The amended Form 10-k will be filed no later than year end. Part of this delay is due to year end holidays, vacations and coordinating amongst all interested parties. Notwithstanding the foregoing, every attempt will be made to file as quickly as possible and provide the Commission with the requested information.

         Should you have any further questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/Jeffrey G. Klein

Jeffrey G. Klein